October 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	NexPoint Credit Strategies Fund	File No. 811-21869
	NexPoint Capital, Inc.	File No. 814-01074
	Highland Funds I	File No. 811-21866
	Highland Funds II	File No. 811-07142

Ladies and Gentlemen:

On behalf of NexPoint Credit Strategies Fund, NexPoint Capital, Inc., Highland Funds I and Highland Funds II (each, a “Fund” and collectively, the “Funds”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

1.	a copy of Rider No. 9 (the “Rider”) to the Funds’ fidelity bond, bond number 04704114B, filed with the U.S. Securities and Exchange Commission on November 14, 2014 (Accession No.: 0001193125-14-412877) (the “Fidelity Bond”);

2.	an Officer’s Certificate certifying the resolutions adopted at a meeting of the Board of the Funds held on August 27, 2015, at which the increase in the Funds’ Fidelity Bond and the portion of the premium to be paid by the Funds were approved; and

3.	a copy of the Joint Insured Bond Agreement, entered into on September 12, 2014 among the Funds and all other name insureds covering the policy period to which the Rider relates, pursuant to paragraph (f) of Rule 17g-1.

The premium for the increase in the Fidelity Bond has been paid. If the Funds had not been named as co-insureds under the Fidelity Bond, the Funds would have maintained a single insured fidelity bond in the amount of $1,000,000 for NexPoint Credit Strategies Fund, $225,000 for NexPoint Capital, Inc., $2,100,000 for Highland Funds I and $2,300,000 for Highland Funds II, as required under paragraph (d) of Rule 17g-1.

Please contact me at (617) 662-7193 if you have any questions.

Sincerely,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood

Enclosures

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Highland Capital Management Fund Advisors, L.P.	04704114B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	September 15, 2014 to September 15, 2015	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective July 1, 2015, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$6,500,000
Insuring Agreement C-	ON PREMISES	$6,500,000
Insuring Agreement D-	IN TRANSIT	$6,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$6,500,000
Insuring Agreement F-	SECURITIES	$6,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$6,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$6,500,000
Insuring Agreement J-	COMPUTER SECURITY	$6,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN4.0-02 (10/08)

HIGHLAND FUNDS

OFFICER’S CERTIFICATE

The undersigned, being duly elected Treasurer of NexPoint Credit Strategies Fund, NexPoint Capital, Inc., Highland Funds I and Highland Funds II (collectively, the “Funds”), hereby certifies that the following votes, in substantially the form below, were adopted by the Board of Trustees and Board of Directors, as the case may be (collectively, the “Board”) of the Funds (all Trustees/Directors voting) and separately by a majority of the Board members who are not “interested persons”, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) of the Funds (the “Independent Board Members”) at a meeting of the Board held on August 27, 2015, and that such votes remain in full force and effect as of the date hereof:

WHEREAS, on September 11, 2014 the full Board of the Funds , and separately the Independent Board Members, authorized and directed the officers of the Funds to procure a fidelity bond (“Bond”) for the Funds that provided for a $4,500,000 limit of liability; and

WHEREAS, the full Board, and separately by a majority of the Independent Board Members, previously authorized and directed the officers of the Funds to take such actions as may be necessary or appropriate in connection with the Bond; and

WHEREAS, the Funds are required to maintain a minimum bond amount based upon the Funds’ gross assets, as of the most recent quarter ending, pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, the officers of the Funds have procured an amended Bond (the “Amended Bond”) for the Funds that provides for a $6,500,000 limit of liability; and

WHEREAS, the officers of the Funds have provided the premium amount and Amended Bond to the Board; and

NOW, THEREFORE, BE IT:

RESOLVED, that the form, terms and provisions of the Amended Bond issued by ICI Mutual Insurance Company, for the period commencing July 1, 2015 to September 15, 2015 with a limit of liability of $6,500,000 effective July 1, 2015, as presented to this meeting and participation by Highland Capital Management Fund Advisors, L.P. (“HCMFA”), NexPoint Advisors, L.P. (“NexPoint”) and the Funds (collectively, the “Insured Parties”) in the Amended Bond, be, and it hereby is, approved; and further

RESOLVED, that the amount of the Amended Bond with respect to the Insured Parties as presented to the Board at this meeting is hereby determined to be reasonable, giving due consideration to the value of the aggregate assets of the Insured Parties to which covered persons may be given access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each Fund’s portfolio, the number of other Insured Parties, the amount of coverage which the Funds named as an insured would have been required to provide and maintain individually, the total amount of coverage and the aggregate premiums under the Amended Bond, and the allocation of such premiums among the Insured Parties, by the full Board, and by a vote of a separate vote of a majority of the Independent Board Members; and further

RESOLVED, that after having given due consideration to all relevant factors including, but not limited to (i) the number of other parties named as insureds, (ii) the nature of the business activities, (iii) the amount of the Amended Bond, (iv) the ratable allocation of the premium among the Insured Parties, and (v) the extent to which the share of the premium allocated to the Funds is less than the premium such party would have had to pay if it had provided and maintained a single insured bond, the Board, including all the Independent Board Members, hereby approves the allocation of the premium for the Bond in accordance with the provisions of the Agreement Among Insureds; and further

RESOLVED, that the payment of the premium in the amount of $1,926 for the Amended Bond for the period July 1, 2015 through September 15, 2015 be, and it hereby is approved; and further

RESOLVED, that, after taking into consideration all relevant factors including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Amended Bond, and the amount of the premium for the Amended Bond, the ratable allocation of the premium among all parties named as insureds, as set forth in the Agreement Among Insureds, be, and it is hereby is, approved; and further

RESOLVED, that, pursuant to Rule 17g-1(h) under the 1940 Act, as amended, the officers of the Funds be, and each hereby is authorized and directed to make or cause the filings with the U.S. Securities and Exchange Commission and to give the notices required by Rule 17g-1(g).

IN WITNESS WHEREOF, I have hereunto set my hand this 5th day of October, 2015.

/s/ Frank Waterhouse
Frank Waterhouse
Treasurer

AGREEMENT AMONG INSUREDS

with respect to the

JOINT INSURED FIDELITY BOND

ICI Mutual Insurance Company, File No. 04704111B (the “Fidelity Bond”)

AGREEMENT, made as of September 12, 2014 among the undersigned registered management investment companies (each an “Insured” and together, the “Insureds”) pursuant to paragraph (f) of Rule 17g-1 promulgated under the Investment Company Act of 1940 (the “1940 Act”) relating to the Fidelity Bond.

Each of the Insureds hereby agrees that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by one or more of the Insureds that is a registered management investment company, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with minimum coverage required by paragraph (d) of Rule 17g-1 promulgated under the 1940 Act (the “Rule”).

Fund	Minimum Amount of Bond Required Fund by Rule 17g-1
NexPoint Credit Strategies Fund	$1,250,000
NexPoint Capital, Inc.	$200,000
Highland Funds I	$1,700,000
Highland Funds II	$1,250,000

Total:	$4,400,000

The Fidelity Bond coverage is in the amount of $4,500,000 which represents adequate coverage as required under the Rule. The premium is allocated as set forth below:

Fund	Allocation of Premium
NexPoint Credit Strategies Fund	23.13%
NexPoint Capital, Inc.	0.19%
Highland Funds I	50.13%
Highland Funds II	26.55%

100.00%

NexPoint Credit Strategies Fund

Highland Funds I

Highland Funds II

/s/ Ethan Powell
Ethan Powell
Secretary

NexPoint Capital, Inc.

/s/ Dustin Norris
Dustin Norris
Secretary